Exhibit 99.1

FOR IMMEDIATE RELEASE

NYSE: MMA Reports Record Q1 BJJLink Activity As Student Check-ins Surpass 1.42 million Since Inception

Highlights

●	216,176 BJJ student check-ins in Q1 2026, up 105% year-on-year
●	Check-ins grew 6.3x since Q1 2023 (~84% CAGR), reaching 216,176 in Q1 2026
●	Over 1.42 million cumulative student check-ins since inception
●	Training activity is being converted into high-value behavioural data across the platform
●	Check-in data supports retention, gamification, rewards and monetization

New York, NY – APRIL 23, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today reported record student training activity across its BJJLink platform, with 216,176 BJJ student check-ins recorded in Q1 2026, up 105% from 105,580 in Q1 2025.

BJJLink student check-ins have increased sharply over the past three years, rising from 34,578 in Q1 2023 to 69,392 in Q1 2024, 105,580 in Q1 2025 and 216,176 in Q1 2026. This represents 6.3x growth over the period and an implied compound annual growth rate of approximately 84%. In aggregate, BJJLink has now captured more than 1.4 million verified check-ins since inception, underscoring the rapid accumulation of real world participation data across the MMA.INC platform.

This acceleration reflects more than platform growth. It demonstrates MMA.INC’s increasing ability to digitize real world participation across a historically analogue training environment.

Each check-in represents a verified unit of training activity. Captured at scale, this data gives MMA.INC a powerful behavioural intelligence layer across its global academy network, enabling the Company to measure training frequency, retention patterns and user progression, while supporting more effective engagement strategies and improved customer lifetime value outcomes.

Importantly, this check-in data also creates a direct foundation for monetization. As participation data becomes richer and more structured, MMA.INC is better positioned to deploy features and commercial models that increase training frequency, improve retention and drive incremental monetization across software subscriptions, embedded payments, commerce, promotions and partner-led initiatives.

The Company’s previously announced loyalty and rewards framework is fundamentally dependent on capturing and verifying real world participation at scale. The rapid growth in BJJLink check-ins represents the growth of this data layer, providing a measurable and auditable record of user activity that can underpin rewards, incentives and participation-linked monetization across the ecosystem.

Within this framework, check-ins function as the core behavioural input supporting gamification features such as streaks, rankings and achievement systems, while also enabling the future introduction of participation-based rewards, including “train-to-earn” style mechanics over time.

Nick Langton, Founder and CEO of MMA.INC, said:

“What this data shows is that we are capturing real participation at meaningful scale across the ecosystem. Every check-in is a verified signal of engagement, and that creates real strategic value. It allows us to better understand retention and behaviour, strengthen how we engage users, and build the data foundation required to support the loyalty and rewards initiatives we have previously outlined. Over time, that gives us a much stronger ability to connect participation directly with monetization.”

By digitising participation across its global academy network, MMA.INC is positioning itself to convert passive fans into active participants, deepen engagement at the gym level and build a more valuable, data-driven ecosystem spanning participation, payments, loyalty and rewards.

As BJJLink adoption continues to expand, the Company expects continued growth in both recorded activity and engagement intensity, further strengthening the data infrastructure underpinning its broader ecosystem strategy.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc